SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2018

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

No. 48 Jinyi Road, Jinshan District, Shanghai, 200540

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit Number

99.1	2018 First Quarterly Report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 27, 2018	By:	/s/ Wu Haijun
	Name:	Wu Haijun
	Title:	President

Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

2018 First Quarterly Report

1.	Important Message

1.1 The Board of Directors (the “Board”) and the Supervisory Committee of Sinopec Shanghai Petrochemical Company Limited (the “Company” or “SPC”) as well as its directors, supervisors and senior management warrant the truthfulness, accuracy and completeness of the information contained in the 2018 first quarterly report, and warrant that there are no false representations or misleading statements contained in or material omissions from this report and severally and jointly accept responsibility pursuant to such information.

1.2 All directors attended the eighth meeting of the ninth session of the Board, and have considered and adopted the 2018 first quarterly report at the meeting.

1.3 Mr. Wu Haijun, Chairman and President of the Company, Mr. Zhou Meiyun, Executive Director, Vice President and Chief Financial Officer overseeing the accounting operations, and Mr. Zhang Feng, person-in-charge of Accounting Department (Accounting Chief) and Finance Manager warrant the truthfulness, accuracy and completeness of the financial report contained in this first quarterly report.

1.4 The financial report of the Company’s 2018 first quarterly report was prepared under the China Accounting Standards for Business Enterprises and was unaudited.

2.	Key Financial Data & Change in Shareholdings

2.1 Major Accounting Data

	As at the end of the Reporting Period	As at the end of the previous year	Increase/decrease at the end of the Reporting Period as compared to the end of the previous year (%)
Total assets (RMB’000)	42,269,632	39,609,536	6.72

Total equity attributable to equity shareholders of the Company (RMB’000)	30,080,841	28,256,306	6.46

	From the beginning of the year to the end of the Reporting Period (January to March)	From the beginning of the year to the end of the Reporting Period last year (January to March)	Increase/decrease as compared to the corresponding period of the previous year (%) (January to March)
Net cash flows generated from operating activities (RMB’000)	1,635,267	2,854,156	-42.71

	From the beginning of the year to the end of the Reporting Period (January to March)	From the beginning of the year to the end of the Reporting Period last year (January to March)	Increase/decrease as compared to the corresponding period of the previous year (%) (January to March)
Revenue (RMB’000)	25,759,522	22,571,848	14.12
Net profit attributable to equity shareholders of the Company (RMB’000)	1,771,513	1,928,852	-8.16
Net profit attributable to equity shareholders of the Company excluding non-recurring items (RMB’000)	1,768,368	1,938,530	-8.78
Return on net assets (weighted average) (%)	5.841	7.608	Decreased by 1.767 percentage points
Basic earnings per share (RMB/share)	0.164	0.179	-8.38
Diluted earnings per share (RMB/share)	0.164	0.178	-7.87

Excluded non-recurring items and amount:

Unit: RMB’000
Item	Amount for the Reporting Period (January to March)
Government grants recognised through profit and loss except for government grants under the State’s unified standards on quota and amount entitlements and closely related to corporate business	25,780
Income from external entrusted loans	26
Other non-operating income and expenses other than those mentioned above	-18,048
Other profit and loss items that meet the definition of non-recurring items	-7,496
Effect on minority interests (after tax)	9
Tax effect for the items above	2,874

Total	3,145

2.2 Total Number of Shareholders as at the End of the Reporting Period, Top Ten Shareholders and Shareholdings of the Top Ten Shareholders of Shares in Circulation (or Unrestricted Shares)

Unit: Share

Total number of shareholders						100,401

Shareholdings of the top ten shareholders
Name of shareholder (in full)	Number of shares held at the end of the Reporting Period	Percentage of total shareholding (%)	Number of shares with selling restrictions	Number of shares pledged or frozen		Type of shareholder
				Situation of the shares	Number
China Petroleum & Chemical Corporation	5,460,000,000	50.44	0	Nil	0	State-owned enterprise legal person
HKSCC (Nominees) Limited	3,457,290,321	31.94	0	Unknown	—	Foreign legal person
China Securities Finance Corporation Limited	465,682,818	4.30	0	Nil	0	Others
Central Huijin Investment Ltd.	67,655,800	0.63	0	Nil	0	Others
GF Fund — Agricultural Bank of China — GF CSI Financial Asset Management Plan	22,751,900	0.21	0	Nil	0	Others
Shanghai Kangli Industry and Trade Co., Ltd.	22,215,300	0.21	0	Nil	0	Others
Dacheng Fund — Agricultural Bank of China — Dacheng CSI Financial Asset Management Plan	21,061,069	0.19	0	Nil	0	Others
China Asset Fund — Agricultural Bank of China — China Asset CSI Financial Asset Management Plan	20,613,350	0.19	0	Nil	0	Others
Bosera Fund — Agricultural Bank of China — Bosera CSI Financial Asset Management Plan	20,613,300	0.19	0	Nil	0	Foreign natural person
E Fund — Agricultural Bank of China — E Fund CSI Financial Asset Management Plan	20,613,300	0.19	0	Nil	0	Others
Explanation of the connected relationship or acting in concert relationship of the above shareholders	Among the above-mentioned shareholders, China Petroleum & Chemical
Corporation, a state-owned enterprise legal person, does not have any connected relationship with the other shareholders, and is not an act-in-concert party of the other shareholders under the “Administration
Measures on Acquisition of Listed Companies”. Among the above-
mentioned shareholders, HKSCC (Nominees) Limited is a nominee shareholder. Apart from the above, the Company is not aware of any other connected relationships among the other shareholders, or any act-in-concert parties under the “Administration Measures on the
	Acquisition of Listed Companies”.

3.	Major Events

3.1 Description of Substantial Changes in Major Financial Report Items and Financial Indicators of the Company

Unit: RMB’000

Item	As at 31 March 2018	As at 31 December 2017	Increase/ decrease amount	Change (%)	Major reason for change
Cash at bank and on hand	11,391,368	9,504,266	1,887,102	19.86	Increase in profit and cash generated from operating activities in the Reporting Period
Accounts receivable	3,046,713	2,275,386	771,327	33.90	Increase in sales in the Reporting Period
Short-term borrowings	1,065,200	606,157	459,043	75.73	Positive operating business, resulting in an increase in capital demand
Undistributed profit	12,882,308	11,110,795	1,771,513	15.94	Increase in profit in the Reporting Period

Unit: RMB’000

Item	For the three-month period ended 31 March		Increase/ decrease amount	Change (%)	Major reason for change
	2018	2017
Revenue	25,759,522	22,571,848	3,187,674	14.12	Increase in unit price of products
Cost of sales	19,769,281	16,110,849	3,658,432	22.71	Increase in the cost of crude oil, leading to higher cost of raw materials
Financial expenses	-106,688	-44,034	-62,654	142.29	Increase in deposits hence increase in interest income
Operating profit	2,263,474	2,499,643	-236,169	-9.45	Significant increase in unit price of main products hence slight decrease in the gross margin

3.2 Others

The second exercisable period of share options initially granted under the A Shares Share Option Incentive Scheme of the Company fulfilled the exercise conditions, while grantees exercised the share options according to the relevant regulations. According to the confirmation on registration of change in securities issued by China Securities Depository and Clearing (Shanghai) Corporation Limited (“CSDC”), on 14th February 2018, the total number of share options exercised was 9,636,900, representing 0.089% of the Company’s total share capital before the exercise. After the exercise of share options, the number of shares of the Company increased from 10,814,176,600 to 10,823,813,500.

4. Appendix

4.1 CONSOLIDATED BALANCE SHEETS

AS AT 31 MARCH 2018

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	11,391,368	9,504,266
Notes receivable	1,532,472	1,151,053
Accounts receivable	3,046,713	2,275,386
Advances to suppliers	31,673	27,537
Interests receivable	73,199	52,993
Dividends receivable	2,775	—
Other receivables	22,111	18,557
Inventories	6,321,106	6,597,598
Other current assets	249,351	238,661

Total current assets	22,670,768	19,866,051

Non-current assets
Long-term equity investments	4,880,945	4,592,044
Investment properties	387,634	391,266
Fixed assets	12,521,299	12,892,501
Construction in progress	1,014,904	1,001,118
Intangible assets	393,227	397,661
Long-term prepaid expenses	288,258	349,588
Deferred tax assets	112,597	119,307

Total non-current assets	19,598,864	19,743,485

Total assets	42,269,632	39,609,536

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2018

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	1,065,200	606,157
Trading financial liabilities	897	1,516
Notes payable	50,325	—
Accounts payable	5,561,913	5,573,281
Advances from customers	400,467	477,273
Employee benefits payable	98,242	123,959
Taxes payable	3,820,372	3,290,036
Interest payable	1,164	864
Dividends payable	23,686	23,686
Other payables	734,639	825,472

Total current liabilities	11,756,905	10,922,244

Non-current liabilities
Deferred revenue	144,409	145,679

Total non-current liabilities	144,409	145,679

Total liabilities	11,901,314	11,067,923

Shareholders’ equity
Share capital	10,823,814	10,814,177
Capital surplus	614,770	586,307
Other comprehensive income	17,403	17,403
Specific reserve	14,921	—
Surplus reserve	5,727,625	5,727,624
Undistributed profits	12,882,308	11,110,795

Total equity attributable to equity shareholders of the Company	30,080,841	28,256,306

Minority interests	287,477	285,307

Total shareholders’ equity	30,368,318	28,541,613

Total liabilities and shareholders’ equity	42,269,632	39,609,536

COMPANY BALANCE SHEETS

AS AT 31 MARCH 2018

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current assets
Cash at bank and on hand	10,078,402	8,268,493
Notes receivable	1,420,428	815,227
Accounts receivable	1,822,458	1,757,945
Advances to suppliers	26,328	20,931
Dividends receivable	71,420	51,115
Other receivables	179,737	75,431
Inventories	5,856,581	5,971,505
Other current assets	215,089	212,834

Total current assets	19,670,443	17,173,481

Non-current assets
Long-term equity investments	5,979,776	5,711,216
Investment properties	420,202	423,941
Fixed assets	12,282,125	12,644,706
Construction in progress	1,014,710	1,000,924
Intangible assets	329,357	332,518
Long-term prepaid expenses	277,915	338,837
Deferred tax assets	104,186	111,929

Total non-current assets	20,408,271	20,564,071

Total assets	40,078,714	37,737,552

COMPANY BALANCE SHEETS (CONTINUED)

AS AT 31 MARCH 2018

Unit: RMB’000

Items	As at the end of the Period	As at the beginning of the year
	(unaudited)	(audited)
Current liabilities
Short-term borrowings	1,000,000	518,000
Notes payable	50,000	—
Accounts payable	3,829,229	4,129,720
Advance from customers	345,390	407,092
Employee benefits payable	89,817	30,411
Taxes payable	3,793,763	3,240,971
Interest payable	623	738
Dividends payable	23,686	23,686
Other payables	705,790	952,779

Total current liabilities	9,838,298	9,303,397

Non-current liabilities
Deferred revenue	143,179	145,679

Total non-current liabilities	143,179	145,679

Total liabilities	9,981,477	9,449,076

Shareholders’ equity
Share capital	10,823,814	10,814,177
Capital surplus	614,771	586,307
Other comprehensive income	17,403	17,403
Specific reserve	14,921	—
Surplus reserve	5,727,625	5,727,624
Undistributed profits	12,898,703	11,142,965

Total shareholders’ equity	30,097,237	28,288,476

Total liabilities and shareholders’ equity	40,078,714	37,737,552

4.2 CONSOLIDATED INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2018 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2018	2017
Total revenue	25,759,522	22,571,848

Less: Cost of sales	19,769,281	16,110,849
Taxes and surcharges	3,252,945	3,313,522
Selling and distribution expenses	132,265	121,012
General and administrative expenses	717,657	830,823
Financial expenses	-106,688	-44,034
Asset impairment losses	29	18,887
Add: Change in fair value gains	619	—
Investment income	271,384	278,854
Including: Share of income of associates and joint ventures	281,600	278,854
Asset disposal income (“-” to indicate loss)	-3,102	—
Other income	540	—
Operating profit	2,263,474	2,499,643
Add: Non-operating income	25,937	4,742
Less: Non-operating expenses	18,205	13,838

Total profit	2,271,206	2,490,547

Less: Income tax expenses	497,523	562,009
Net Profit	1,773,683	1,928,538
Attributable to equity shareholders of the Company	1,771,513	1,928,852
Minority interests	2,170	-314
Other comprehensive income, net of tax	—	—

Total comprehensive income	1,773,683	1,928,538

Attributable to equity shareholders of the Company	1,771,513	1,928,852
Minority interests	2,170	-314
Earnings per share
Basic earnings per share (RMB)	0.164	0.179
Diluted earnings per share (RMB)	0.164	0.178

COMPANY INCOME STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2018 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2018	2017
Revenue	19,899,990	17,287,015
Less: Cost of sales	13,967,063	10,880,735
Taxes and surcharges	3,246,105	3,309,673
Selling and distribution expenses	102,739	91,660
General and administrative expenses	679,900	797,143
Financial expenses—net	-86,066	-44,615
Asset impairment losses	29	18,887
Add: Investment income	268,560	268,779
Including: Share of income of associates and joint ventures	268,560	268,779
Asset disposal income	-3,340	—
Other income	540	—
Operating profit	2,255,980	2,502,311
Add: Non-operating income	2,707	3,642
Less: Non-operating expenses	8,953	13,496

Total profit	2,249,734	2,492,457

Less: Income tax expenses	493,997	559,907
Net Profit	1,755,737	1,932,550
Other comprehensive income, net of tax	—	—

Total comprehensive income	1,755,737	1,932,550

Earnings per share
Basic earnings per share (RMB)	0.162	0.179
Diluted earnings per share (RMB)	0.162	0.179

4.3 CONSOLIDATED CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2018 (Unaudited)

Unit: RMB’000

Items	Three months ended 31 March
	2018	2017
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	25,213,452	24,847,836
Refund of taxes and surcharges	19,539	18,099
Cash received relating to other operating activities	25,825	2,120

Sub-total of cash inflows	25,258,816	24,868,055

Cash paid for goods and services	19,239,624	16,750,705
Cash paid to and on behalf of employees	663,888	569,034
Payments of taxes and surcharges	3,584,166	4,516,362
Cash paid relating to other operating activities	135,871	177,798

Sub-total of cash outflows	23,623,549	22,013,899

Net cash flows generated from operating activities	1,635,267	2,854,156

2. Cash flows from investing activities
Cash received from entrusted lending	12,000	12,000
Cash received from returns on investments	-2,775	3,375
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	6,760	111
Cash received relating to other investing activities	959,290	43,801

Sub-total of cash inflows	975,275	59,287

Cash paid to acquire fixed assets, intangible assets and other long-term assets	198,388	87,297
Cash paid to entrusted lending	7,919	12,000
Cash paid to other related investment activities	1,000,000	500,000

Sub-total of cash outflows	1,206,307	599,297

Net cash flows generated from investing activities	-231,032	-540,010

CONSOLIDATED CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2018 (Unaudited)

Unit: RMB’000

Items	Three months ended 31 March
	2018	2017
3. Cash flows from financing activities
Cash received from the investment	38,102	—
Cash received from borrowings	544,100	92,047

Sub-total of cash inflows	582,202	92,047

Cash repayments of borrowings	85,057	34,657
Cash paid for distribution of dividends or profits and interest expenses	10,397	3,674

Sub-total of cash outflows	95,454	38,331

Net cash flows generated from financing activities	486,748	53,716

4. Effect of foreign exchange rate changes on cash and cash equivalents	-3,881	-2,102

5. Net increase in cash and cash equivalents	1,887,102	2,365,760
Add: Cash and cash equivalents at beginning of the period	7,504,266	5,440,623

6. Cash and cash equivalents at end of the period	9,391,368	7,806,383

CASH FLOW STATEMENTS

FOR THE THREE MONTHS ENDED 31 MARCH 2018 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2018	2017
1. Cash flows from operating activities
Cash received from sales of goods or rendering of services	20,679,457	20,029,508
Cash received relating to other operating activities	747	1,022

Sub-total of cash inflows	20,680,204	20,030,530

Cash paid for goods and services	14,673,758	11,624,700
Cash paid to and on behalf of employees	528,713	525,697
Payments of taxes and surcharges	3,575,669	4,491,960
Cash paid relating to other operating activities	498,031	223,969

Sub-total of cash outflows	19,276,171	16,866,326

Net cash flows generated from operating activities	1,404,033	3,164,204

2. Cash flows from investing activities
Net cash received from disposal of fixed assets, intangible assets and other long-term assets	1,412	109
Cash received relating to other investing activities	1,070,583	36,677
Sub-total of cash inflows	1,071,995	36,786
Cash paid to acquire fixed assets, intangible assets and other long-term assets	198,328	87,297
Cash paid to other related investment activities	1,000,000	500,000

Sub-total of cash outflows	1,198,328	587,297

Net cash flows used in investing activities	-126,333	-550,511

CASH FLOW STATEMENTS (CONTINUED)

FOR THE THREE MONTHS ENDED 31 MARCH 2018 (Unaudited)

Unit: RMB’000

	Three months ended 31 March
Items	2018	2017
3. Cash flows from financing activities
Cash received from the investment	54,164	—
Cash received from borrowings	500,000	18,000

Sub-total of cash inflows	554,164	18,000

Cash repayments of borrowings	18,000	18,000
Cash paid for distribution of dividends or profits and interest expenses	3,955	4,003

Sub-total of cash outflows	21,955	22,003

Net cash flows used in financing activities	532,209	-4,003

4. Effect of foreign exchange rate changes on cash and cash equivalents	—	—

5. Net increase in cash and cash equivalents	1,809,909	2,609,690
Add: Cash and cash equivalents at beginning of the period	6,268,493	4,421,143

6. Cash and cash equivalents at end of the period	8,078,402	7,030,833

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Guo Xiaojun Joint Company Secretary

Shanghai, the PRC, 26 April 2018